CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Kim Lee
 (905) 267-4230 kim.lee@mdsinc.com

For Immediate Release:

MDS Announces Strategy to Focus MDS Pharma Services
 on Early Stage Operations – Discovery through Phase IIa

Company to Divest Late Stage Operations, Signs Agreement
to Sell Phase II-IV Operations to INC Research

TORONTO, CANADA, June 1, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that it will strategically focus its MDS Pharma Services business on the delivery of Early Stage (Discovery through Phase IIa) contract research organization (CRO) services.

The Company intends to sell its MDS Pharma Services Late Stage operations, which are comprised of Phase II-IV operations and Central Labs.  MDS has signed an agreement to sell its Phase II-IV operations to INC Research, Inc., a leading global provider of CRO services, for $50 million, including certain transition services, and subject to customary post closing contingencies and adjustments.  A suitable buyer is being sought for Central Labs.

These decisions are a result of MDS’s ongoing strategic review process.  They will support the Company’s efforts to advance its leadership position in the delivery of Early Stage CRO services, where it has a top-three market position.

 “We are taking action to enhance shareholder value by focusing our business portfolio on areas where we believe we can expand market leadership,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. “While our investments in MDS Pharma Services’ Late Stage have significantly strengthened the business, further success requires greater scale. By divesting our Phase II-IV operations, we will be better able to take advantage of our core competencies in Early Stage.  We believe this will prove beneficial to the success of the business, to customers and to shareholders.”

Phase II-IV
Under the terms of the agreement, INC Research will acquire MDS Pharma Services’ Phase II-IV operations, which includes approximately 800 employees who conduct large, multi-site clinical trials in more than 25 countries.

“We extend a warm welcome to the clients and employees of MDS Pharma Services Phase II-IV business,” said Jim Ogle, Chief Executive Officer, INC Research. “This acquisition reinforces our long-standing commitment at INC Research to continuously improve service in areas most important to our customers – therapeutic expertise, talent and experience, and a broader geographic footprint.”

The transaction is expected to close in the third quarter of the MDS 2009 fiscal year, and is subject to customary approvals and closing conditions.   In addition, the sale of the Company’s Phase II to IV operations in France, are subject to review and consultation with the applicable Works Council in accordance with French labor laws.

Central Labs
As a result of its strategic focus on Early Stage CRO services, the Company intends to sell MDS Pharma Services’ Central Labs.  Central Labs conduct analysis of samples from clinical trials to monitor safety and to test for physiological impact.  This operation has more than 600 employees at six sites in Europe, North America and Asia. Its proprietary, industry-leading Apollo study-management system offers clients real-time access to study data from around the world.

As MDS exits Late Stage operations, the Company anticipates a smooth transition for clients and remains focused on meeting client needs.

More Information about Today’s Announcement
Additional background materials pertaining to today’s announcement can be found on MDS Inc.’s Website at www.mdsinc.com/for_media/electronic_media_kit.asp

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “believes”, “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful completion of the aforementioned divestitures, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008 filed with the U.S. Securities & Exchange Commission.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,000 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

SOURCE: MDS